[Letterhead of Eversheds Sutherland (US) LLP]

March 11, 2019

VIA EDGAR

Kim Browning, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Preliminary Proxy Materials on Schedule 14A filed February 28, 2019

File No. 814-01022

Dear Ms. Browning:

On behalf of Capitala Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 6, 2019, with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-01022), filed with the Commission on February 28, 2019 (the “Proxy Materials”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.	The Staff refers to the disclosure on page 3 of the Proxy Materials under the heading “Vote Required.” Please revise the disclosure to reflect that there will be no “Broker Non-Votes” since there are no routine proposals included in the Proxy Materials on which brokers would be able to vote.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	The Staff refers to the disclosure on page 4 of the Proxy Materials under the heading “Security Ownership of Certain Beneficial Owners and Management.” Please revise the disclosure in the first paragraph under this heading to better track the requirement of Item 403(b) of Regulation S-K.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Please confirm to the Staff that the disclosure required by Item 22(b)(6), (7), (8), (9) and (11) of Schedule 14A has either been included in the Proxy Materials or is not applicable, or add any disclosure responsive to these items accordingly.

The Company has reviewed the above-referenced requirements and believes that these requirements are either not applicable to the Company or there is disclosure already included in the Proxy Materials that is sufficiently responsive to these requirements.

Kim Browning, Esq.

March 11, 2019

4.	Please confirm to the Staff that the disclosure required by Item 22(b)(2) of Schedule 14A has been included in the Proxy Materials with respect to Joseph B. Alala, III, or revise the disclosure accordingly.

The Company advises the Staff that Item 22(b)(2) of Schedule 14A requests information about any non-interested director who may hold positions with affiliates of the Company. Mr. Alala is an interested director of the Company, and therefore, this disclosure requirement is not applicable to him. The Company also notes that, per the disclosure in the Proxy Materials, none of the Company’s non-interested directors holds any positions with any of the Company’s affiliates.

5.	Please provide the legal basis for not submitting the Company’s auditors to shareholders for ratification or rejection at the Company’s 2019 Annual Meeting of Stockholders, including how the Company has complied with the conditions necessary for not obtaining shareholder ratification of its auditors under Rule 32a-4 of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Company advises the Staff on a supplemental basis that it is not submitting the Company’s auditors to shareholders for ratification or rejection at the Company’s 2019 Annual Meeting of Stockholders based on the relief provided by the no-action letter issued to Main Street Capital Corporation on June 20, 2011 (the “Letter”). The Letter provides that a business development company like the Company is not required to submit the Company’s auditors to shareholders for ratification or rejection if the Company fully complies with Rule 32a-4 under the 1940 Act as if it were a registered management investment company. The Company has complied with the conditions in Rule 32a-4 based on the following: (i) the Company’s board of directors has established an audit committee, which consists solely of directors who are not “interested persons” of the Company, as such term is defined in Section 2(a)(19) of the 1940 Act, and the audit committee has responsibility for overseeing the Company’s accounting and auditing process; (ii) the Company’s audit committee has adopted a charter setting forth the audit committee’s structure, duties, powers, and methods of operation; and (iii) the Company maintains the audit committee’s charter on the Company’s easily accessible website.

6.	The Staff refers to the first paragraph under the “Board Approval” heading on page 23 of the Proxy Materials. Please revise the references to the non-interested directors in this paragraph to better track the language in Section 57(o) of the 1940 Act.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	The Staff refers to the form of proxy card included at the end of the Proxy Materials. Please confirm that the disclosure under Item 3 on the proxy card regarding “postponement or adjournment” is consistent with similar disclosure inside the Proxy Materials, or revise the proxy card accordingly.

The Company has revised the form of proxy card in response to the Staff’s comment.

*          *          *

Kim Browning, Esq.

March 11, 2019

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:	Stephen A. Arnall / Capitala Finance Corp.

Steven B. Boehm / Eversheds Sutherland (US) LLP